Filed May 30, 2001
                                   No. 70-9569

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                FORM U-1/POS AMC

                         POST-EFFECTIVE AMENDMENT NO. 2

              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             Energy East Corporation

                   P.O. Box 12904, Albany, New York 12212-2904

                   (Name of company filing this statement and
                     address of principal executive offices)


Kenneth  M.  Jasinski
Executive  Vice  President,  General
     Counsel  and  Secretary
Energy  East  Corporation
P.O.  Box  12904
Albany,  New  York  12212-2904
Telephone:  (518)  434-3049

                          (Name and agent for service)

The Commission is requested to send copies of all notices, orders and communications to:

Adam  Wenner,  Esq.                         Frank  Lee,  Esq.
Vinson  &  Elkins  L.L.P.                   Huber  Lawrence  &  Abell
1455  Pennsylvania  Avenue,  N.W.           605  Third  Avenue
Washington,  D.C.  20004-1008               New  York,  New  York  10158
Telephone:  (202)  639-6533                 Telephone:  (212)  682-6200


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     This  post-effective  amendment seeks a short extension of the Commission's reservation of jurisdiction over the retainability of certain real estate owned by Union Water-Power Company, UnionLand Services Division, pending completion of the record.

     On August 31, 2000, the Commission issued an "Order Authorizing Acquisition of Public-Utility Holding Companies," (1) in which it authorized Energy East Corporation ("Energy East") to acquire all of the issued and outstanding common stock of CMP Group, Inc. ("CMP Group"), CTG Resources, Inc., and Berkshire Energy Resources. Following the issuance of the Energy East Order, on September 1, 2000, Energy East registered as a public utility holding company under section  5  of  the  Public  Utility  Holding  Company  Act of 1935, as amended.

     Exhibit H-5 to Energy East's Amendment No. 5 to Form U-1 in connection with the CMP Group acquisition (the "Application") described the business activities of non-utility subsidiaries of Energy East. Section E.2. of Exhibit H-5 described the activities of Union Water Power Company ("UWP"), a wholly owned subsidiary of CMP Group. As noted therein, UnionLand Services ("UnionLand") is the real estate development services division of UWP. Among other activities, UnionLand owns unimproved land acquired from surplus land owned by Central Maine Power Company ("Central Maine Power"). In addition, UnionLand owns improved real estate which is leased to commercial tenants within Central Maine Power's service area, as well as office space that is leased to the State of Maine Department of Human Services and to commercial tenants. Applicants requested that the Commission reserve jurisdiction for nine months, pending completion of the record, over the retainability of UnionLand's ownership of this real estate. The Commission granted this request in the Energy East Order, although it did not specify that the extension was limited to the nine-month period requested in the Application. (2)

     During the past several months, Energy East personnel have been involved in the proposed acquisition of RGS Energy Group, Inc., which involves, among other things, preparation of requests for regulatory approvals from this Commission, the New York State Public Service Commission, the Federal Energy Regulatory Commission, and the Nuclear Regulatory Commission. Based on these activities, Energy East has not yet been able to address the issues relating to UnionLand. Because the nine month period requested in the Application ends on May 31, 2001, Applicants request that the Commission extend its retention of jurisdiction on this issue until August 31, 2001.

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment No. 2 to be signed on its behalf by the undersigned thereunto duly authorized.

___________________________
(1) Holding Co. Act Release No. 35-27224 (August 31, 2000) (the "Energy East Order").

(2)  Id., slip op. at 34.

                             Energy  East  Corporation
May  30,  2001               By:  /s/  Kenneth  M.  Jasinski


                              Kenneth  M.  Jasinski
                              Executive  Vice  President,  General  Counsel
                                 and  Secretary


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